On August 23, 2005, Mittal Steel Company N.V. (the "Company") granted 3,905,930 options to purchase its Class A Shares to certain executive board members, members of senior management and key employees of the Company at an exercise price of U.S.$28.75 per share (the "Option Grant"). The Option Grant was made pursuant to the Company's Global Stock Option Plan, dated September 15, 1999, and as amended on February 17, 2003.

As part of the Option Grant, Mr. Lakshmi N. Mittal received 100,000 stock options, Mr. Aditya Mittal received 75,000 stock options, Mr. Malay Mukherjee received 60,000 stock options, Mr. Sudhir Maheshwari received 33,000 stock options and Mr. Bhikam C. Agarwal received 33,000 stock options. The stock options expire on August 23, 2015 and will vest in one-thirds on August 23, 2006, 2007 and 2008, respectively.

As required under Dutch law, the Option Grant was reported to the Autoriteit Financiele Markten on August 23, 2005.